Filed by Apergy Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Apergy Corporation Commission File No.: 001-38441 This filing relates to a proposed business combination involving Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc. Earnings Conference Call First Quarter 2020 April 28, 2020 9:00am Central Time

Notices & Disclaimers Forward-Looking Statements This investor presentation, and the related discussion, contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1934 and Section 21E of the Securities Exchange Act of 1934, that are based on the beliefs and assumptions of management of Apergy Corporation (“Apergy”) and on information currently available to Apergy’s management. Forward-looking statements include, but are not limited to, statements related to Apergy’s expectations regarding the performance of the business, financial results, liquidity and capital resources of Apergy, the benefits resulting from Apergy’s planned merger with ChampionX, the effects of competition and the effects of future legislation or regulations and other non-historical statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward- looking statements. You should not put undue reliance on any forward-looking statements in this presentation. Forward-looking statements speak only as of the day they are made and Apergy does not have any intention or obligation to update forward-looking statements after Apergy distributes this presentation, except as required by applicable law. Apergy’s outlook is provided for the purpose of providing information about our current expectations for 2020 and the general outlook for the business in the longer term. This information may not be appropriate for other purposes. Factors that could cause Apergy’s results to differ materially from those expressed2 in forward-looking statements are included in the section entitled “Risk Factors” Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019, and in Apergy’s other filings with the Securities and Exchange Commission (“SEC”). There may be other risks and uncertainties that Apergy is unable to predict at this time or that Apergy currently does not expect to have a material adverse effect on Apergy’s business. Any such risks could cause Apergy’s results to differ materially from those expressed in forward-looking statements. Non-GAAP Measures This investor presentation, and the related discussions, contains certain non-GAAP financial measures, which should be considered only as supplemental to, and not as superior to financial measures prepared in accordance with generally accepted accounting principles (“GAAP”). Please refer to the Appendix of this investor presentation for a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP and definitions and calculation methodologies of defined terms used in this investor presentation. For additional information about our non-GAAP financial measures, see our filings with the SEC. 2 Copyright 2020 Apergy. All rights reserved.

Important Additional Information and No Offer of Solicitation Important Information About the Transaction between Apergy, ChampionX, and Ecolab Inc. and Where to Find It In connection with our proposed merger with ChampionX, the upstream energy business of Ecolab Inc. (“Ecolab”), Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the SEC and ChampionX Holding Inc. has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to the registration statements before they become effective. Investors and securityholders are urged to read the registrations statements/prospectuses and preliminary proxy statement and any further amendments when they become available as well as any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab, Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381 or by e-mailing david.skipper@apergy.com. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect3 interests, by security holdings or otherwise, are set forth in the preliminary proxy statement/prospectus filed with the SEC on April 24, 2020. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its preliminary proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its preliminary proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 3 Copyright 2020 Apergy. All rights reserved.

Response to Global Events and Merger Update Soma Somasundaram President & CEO Confidential Apergy Information – May not be copied or distributed outside of Apergy. Copyright 2018 Apergy. All rights reserved.

Apergy’s COVID-19 Response . Apergy’s operations are classified as critical infrastructure; therefore, our manufacturing and field locations remain operational . Mobilized Apergy’s Crisis Management Team in Q1-20 . Virtual situation room, including senior leadership team, HR, HSE, Legal, Finance, IT, and Operations meet daily to evaluate situation, prioritize actions, and provide guidance and leadership to the company . Regular communication from the Crisis Management Team response team to the employee population . Implemented a comprehensive response plan to continue operating safely while supporting vital oil and gas infrastructure. Plan includes the following: . Taking precautions consistent with local, state, and national government health authorities’ guidelines including the Centers for Disease Control and Prevention5 (U.S.) and the World Health Organization. . Protecting our employees: . Enacted social distancing procedures, including staggering shifts, implementing rotating work schedules, and are modifying workspaces and break areas, as needed . Equipping our employees with additional personal protective equipment • Staying in close contact with our suppliers to manage the supply chain . Eleven Apergy employees have tested positive for COVID-19; three are fully recovered and back to work; and the remaining eight are expected to fully recover . We will continue to closely monitor the situation around the world and address our customers’ needs as they evolve 5 Copyright 2020 Apergy. All rights reserved.

Implemented Comprehensive Contingency Plan . Executing comprehensive response to downturn – quickly & decisively Annualized Cost Savings $100 . Preserving core capabilities & strengths – customer relationships, $80 technology, engineering, digital, international capabilities $60 $40 $85.0 . Increased restructuring and cost saving actions - expect actions will millions) (in $65.0 result in $85 million of annualized cost savings, up $20 million from $20 $65 million announced on March 23, 2020. Most of the restructuring $0 actions will be competed as we exit Q2-20, with remaining actions Previous Current completed by the middle of Q3-20. Actions include; 6 . Reduction in total Apergy headcount . Company-wide salary and bonus reductions, including 25% Cap-ex and Leased Assets Investments reduction in CEO’s base salary $100 $80.5 . Facility rationalization and elimination of non-essential expenses $80 $60 $40.7 . On March 23, 2020, we announced a $50 million reduction in capital expenditures and investment in ESP leased assets compared to 2019 millions) (in $40 $20 $39.8 spending levels $30.0 $0 . Continuing to monitor market developments and prepared to take 2019 2020E additional actions as necessary Cap-ex Leased Asset Total 6 Copyright 2020 Apergy. All rights reserved.

Apergy Merger with ChampionX – Update . Unveiled combined company name as “ChampionX” • New logo (presented on this slide) preserves the apex “A” currently in the Apergy logo • Combined company will continue using product line Improving level brands (i.e. US Synthetic, Norris, Harbison Lives Fischer, etc.) Our Purpose . Announced the executive committee of the combined 7 Unlocking company Energy Our Business . Reaffirmed $75 million cost synergy target and developed Customer Advocates plan to achieve People Oriented Technology with Impact Our Operating Driven to Improve . Identified specific revenue synergy opportunities Principles • Expect to share additional details in the coming days United behind a common purpose . Apergy shareholder vote is expected in late May 2020; with closing of the transaction expected in June Guided by our shared culture and operating principles 7 Copyright 2020 Apergy. All rights reserved.

Financial Overview Jay Nutt Senior Vice President & CFO Confidential Apergy Information – May not be copied or distributed outside of Apergy. Copyright 2018 Apergy. All rights reserved.

Recent Highlights

Solid revenue performance in Q1-20

- *Consolidated revenue of $261.4 million, up 6% sequentially*
- *North American revenue up 7% sequentially*

Robust cash generation in Q1-20

- *Cash from operating activities of $29.2 million*
- *Free cash flow of $21.8 million*
- *Free cash flow to revenue ratio of 8%*

Preliminary consolidated results in Q1-20 [1]

- *Diluted EPS of $(8.51) including goodwill and long-lived asset impairment*
- *Adjusted diluted EPS of $0.04*
- *Adjusted EBITDA of $53.3 million and adjusted EBITDA margin of 20.4%*

Preliminary segment performance [1]

- *Production & Automation Technologies operating loss of $674.1 million and segment adjusted EBITDA of $40.0 million*
- *Drilling Technologies operating profit of $11.4 million and segment adjusted EBITDA of $15.8 million*

Other activities

- *Won a $40 million 5 year tender for progressive cavity pumps and sucker rod solutions for the coal seam gas market in Australia.*
- *ACE Downhole, a subsidiary of Apergy, commercially released the Reliance™ Downhole Gauge for slim hole applications, providing customers with a highly accurate and durable gauge for small bore wells.*
- *U.S. rod lift revenue up low-single digits for the twelve months ended March 31, 2020.*

Note: see appendix for reconciliation of non-GAAP financial measures including adjusted diluted EPS, adjusted EBITDA, adjusted segment EBITDA, free cash flow, and free cash flow to revenue ratio.

[1] Q1-20 net loss attributable to Apergy was $659.5 million, which includes an estimated non-cash pre-tax charge of $682.8 million related to the impairment of goodwill and long-lived assets in our Production & Automation Technologies segment. The final computation of the loss resulting from the impairment calculation is expected to be in a range of $650 million to $750 million. The impairment loss was triggered by the COVID-19 negative impact on oil demand, in combination with the significant increases in supply coming from OPEC+ members.

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Copyright 2020 Apergy. All rights reserved.

Macro Environment Context U.S. and Worldwide Rig Count (1) E&P Capex Spend (3) % U.S. 75% % North America 2,263 2,262 2,256 70% 2,205 $ in billions 2,115 2,122 2,111 2,015 2,018 60% 60% 50% 47% 45% $234 $229 39% 40% $196 1,039 1,073 $77 966 1,051 1,043 $171 $86 989 920 10 30% 30% 820 785 $75 $144 $89 20% 565 $76 15% $156 $142 10% $121 $82 $68 0% 0% Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Apr-20 2016A 2017A 2018A 2019A 2020E U.S. Worldwide % U.S. North America (2) Rest of World % North America U.S. average rig count declined 4% sequentially in North America E&P cap-ex spending expected to Q1-20 from Q4-19 decline ~50% in 2020 from 2019 (1) Source: Baker Hughes. Represents average quarterly rig counts. Excludes Ukrainian rigs. Copyright 2020 Apergy. All rights reserved. 10 (2) North America includes the United States and Canada. (3) Source: Spears Intl Drilling Activity April 2020.

Preliminary Consolidated Q1 2020 Performance[1]

- Sequential revenue increase of 6% due to increased North American onshore activity levels, including:
  - Completion of a diamond cutter inventory destocking cycle by our Drilling Technologies customers
  - Increased sales of artificial lift and digital equipment and services to our E&P customers
- Net income attributable to Apergy of $(659.5) million, which includes an estimated pre-tax non-cash impairment charge to goodwill and long-lived assets of $682.8 million
- Sequentially, adjusted EBITDA increased 19%, due to increased revenue, strong cost discipline, benefits of cost reduction initiatives implemented in Q4-19, and isolated charges in Q4-19 that did not repeat
  - Adjusted EBITDA margin increased 240bps sequentially
- Healthy cash from operating activities of $29.2 million in Q1-20, and capital expenditures of $7.5 million

	Three Months Ended			Variance	
(in millions, except per share amounts)	Q1-20	Q4-19	Q1-19	Sequential	Year-over-Year
Revenue	$261.4	$247.7	$300.5	6%	(13)%
Net income attributable to Apergy	($659.5)	($1.8)	$19.7	N/M	N/M
Diluted earnings per share attributable to Apergy	($8.51)	($0.02)	$0.25	N/M	N/M
Adjusted net income attributable to Apergy	$2.8	$10.3	$22.3	(73)%	(88)%
Adjusted diluted earnings per share attributable to Apergy	$0.04	$0.13	$0.29	(69)%	(86)%
Income before taxes	($686.0)	($10.6)	$25.5	N/M	N/M
Income before income taxes margin	(262.4)%	(4.3)%	8.5%	N/M	N/M
Adjusted EBITDA	$53.3	$44.6	$69.4	19%	(23)%
Adjusted EBITDA margin	20.4%	18.0%	23.1%	240 bps	(270) bps
Cash from operating activities	$29.2	$32.5	$19.9	($3.3)	$9.3
Capital expenditures	$7.5	$8.2	$9.7	($0.7)	($2.3)
Interest expense	$9.0	$9.1	$10.5	($0.0)	($1.5)
Effective tax rate	3.9%	85.2%	21.8%		

N/M - not meaningful

Note: see appendix for reconciliation of non-GAAP financial measures including adjusted net income attributable to Apergy, adjusted EBITDA, and adjusted EBITDA margin.
[1] Q1-20 net loss attributable to Apergy was $659.5 million, which includes an estimated non-cash pre-tax charge of $682.8 million related to the impairment of goodwill and long-lived assets in our Production & Automation Technologies segment. The final computation of the loss resulting from the impairment calculation is expected to be in a range of $650 million to $750 million. The impairment loss was triggered by the COVID-19 negative impact on oil demand, in combination with the significant increases in supply coming from OPEC+ members.

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Copyright 2020 Apergy. All rights reserved.

Preliminary Production & Automation Technologies Performance[1]

- Sequential revenue increase of 1% due to higher North American activity levels
- Operating profit of $(674.1) million, which includes an estimated non-cash charge to goodwill of $(682.8) million
- Adjusted segment EBITDA increased 12%, sequentially, due to cost reduction actions, productivity initiatives, and isolated charges in Q4-19 that did not repeat
  - Adjusted segment EBITDA margin increased 200 bps, sequentially
- Digital product revenue up 8% year-over-year, and down 2% sequentially
- Favorable book to bill ratio of 1.09x in Q1-20

	Three Months Ended			Variance	
(in millions, except percentages)	Q1-20	Q4-19	Q1-19	Sequential	Year-over-Year
Revenue	$205.5	$203.6	$223.0	1%	(8)%
Operating profit	($674.1)	$2.2	$13.1	N/M	N/M
Operating profit margin	(328.1)%	1.1%	5.9%	N/M	N/M
Adjusted segment EBITDA	$40.0	$35.7	$43.0	12%	(7)%
Adjusted segment EBITDA margin	19.5%	17.5%	19.3%	200 bps	20 bps
Book-to-bill ratio	1.09x	1.01x	0.98x		

N/M - not meaningful

Note: see appendix for reconciliation of non-GAAP financial measures including adjusted segment EBITDA, and adjusted segment EBITDA margin.
[1] Q1-20 Production & Automation Technologies operating loss was $674.1 million, which includes an estimated non-cash pre-tax charge of $682.8 million related to the impairment of goodwill and long-lived assets in our Production & Automation Technologies segment. The final computation of the loss resulting from the impairment calculation is expected to be in a range of $650 million to $750 million. The impairment loss was triggered by the COVID-19 negative impact on oil demand, in combination with the significant increases in supply coming from OPEC+ members.

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Copyright 2020 Apergy. All rights reserved.

Drilling Technologies . Sequential revenue increase 27% due to the completion of a customer destocking of Three Months Ended Variance polycrystalline diamond cutter inventory Year-over- Q1-20 Q4-19 Q1-19 Sequential cycle, and a 10% increase in diamond (in millions, except percentages) Year bearing sales Revenue $56.0 $44.1 $77.5 27% (28)% • In Q1-20 order rates for diamond Operating profit $11.4 $8.6 $26.8 31% (58)% cutters were balanced with usage rates Operating profit margin 20.3% 19.6% 34.6% 70 bps (1430) bps . Operating profit increased 31%, and Adjusted segment EBITDA $15.8 $11.4 $29.3 38% (46)% adjusted segment EBITDA increased 38%, 13 sequentially, due to the higher revenue Adjusted segment EBITDA margin 28.2% 25.9% 37.8% 230 bps (960) bps • Adjusted segment EBITDA margins Book-to-bill ratio 0.97x 1.00x 1.01x increased 230 bps, sequentially . In the first quarter of 2020, Drilling Technologies took proactive cost reduction measures, including substantial headcount reductions in preparation for the expected significant reduction in the U.S. rig count in 2020 13 Copyright 2020 Apergy. All rights reserved. Note: see appendix for reconciliation of non-GAAP financial measures including adjusted segment EBITDA, and adjusted segment EBITDA margin.

Liquidity & Capital Allocation Strong Balance Sheet Disciplined Capital Allocation Priorities Mar. 31, $ in Millions . Near-term: 2020 . Prioritize essential investments to maintain critical R&D and growth projects Total Debt 1 $560 . Use excess free cash flow to maintain liquidity and reduce net leverage . 14Medium term as market stabilizes: Total Net Debt / Adjusted . Organic growth investments 2.2x EBITDA 2 . Continued funding of R&D . Further debt reduction . Selective acquisitions to expand technology and Available Liquidity 3 $298 product portfolio and broaden geographic reach Note: see appendix for reconciliation of non-GAAP financial measures including adjusted EBITDA. 1 Net of debt discounts and deferred financing costs. 2 Calculated as $559.5 million of long-term debt less $53.6 million of cash at March 31, 2020 divided by $235.1 million of adjusted EBITDA for the twelve months ended March 31, 2020. 3 Available liquidity defined as $243.9 million available but undrawn capacity under Apergy’s revolving credit facility at March 31, 2020, plus $53.6 million in cash and cash equivalents as of March 31, 2020. At March 31, 2020, Apergy had $6.1 million of outstanding letters of credit. 14 Copyright 2020 Apergy. All rights reserved.

Outlook . Given limited visibility, Apergy will not be providing income statement guidance for the three months ended June 30, 2020 . During 2020, we will maintain strong focus & rigor on executing comprehensive cost reduction plan to preserve adjusted EBITDA margins and positive free cash flow . For full year 2020, we are restricting our capital expenditures to maintenance requirements only, and we expect our capital15 expenditures combined with ESP investment in leased assets in the net cash from operating activities section of our consolidated statement of cash flows to be approximately $30 million . Expect to close ChampionX merger in June Note: see appendix for reconciliation of non-GAAP financial measures including adjusted EBITDA. 15 Copyright 2020 Apergy. All rights reserved.

Appendix Confidential Apergy Information – May not be copied or distributed outside of Apergy. Copyright 2018 Apergy. All rights reserved.

Drilling Technologies – Polycrystalline Diamond Cutter Destocking and Restocking Cycles 60% 2009-2010 Recovery Restocking of 2017 Recovery 2015 Restocking of 40% Inventories Restocking of Inventories during the Inventories “Double Dip” 20% 0% 17 2015-2016 “Double Dip” -20% 2008-2009 Downturn Downturn Destocking of Destocking of Inventories Inventories 2019 Destocking of -40% Inventories -60% Q1-2008 Q1-2009 Q1-2012 Q1-2013 Q1-2016 Q1-2017 Q1-2020 Q1-2007 Q1-2010 Q1-2011 Q1-2014 Q1-2015 Q1-2018 Q1-2019 % sequential change in Drilling Technologies quarterly revenue % sequential change in average U.S. rig count 17 Copyright 2020 Apergy. All rights reserved.

ChampionX 2019A EBITDA ChampionX Adjusted EBITDA Reconciliation (in millions) Twelve Months Ended Dec. 31, 2019 ChampionX Adjusted EBITDA as presented in the S-4/A (carve-out basis) $382 18 Stand-alone costs net of Ecolab allocations (33) ChampionX adjusted EBITDA (stand-alone cost basis) 1 $349 1 ChampionX adjusted EBITDA on a stand-alone basis is unaudited. 18 Copyright 2020 Apergy. All rights reserved.

Reconciliations of Non-GAAP Measures Confidential Apergy Information – May not be copied or distributed outside of Apergy. Copyright 2018 Apergy. All rights reserved.

Preliminary Q1-20 Results & Non-GAAP Measures Preliminary First Quarter 2020 Results The first quarter 2020 financial results and disclosures in this presentation are preliminary and reflect Apergy management’s current views, including with respect to estimated charges for impairment of goodwill and long-lived assets. Final financial results and other disclosures will be reported in our Quarterly Report on Form 10- Q to be filed with the Securities and Exchange Commission and may differ from the results and disclosures in this press release due to, among other things, the completion of closing and review procedures, changes in management’s views including of estimates, and the occurrence of subsequent events. We urge you to read the Form 10-Q when it becomes available. Non-GAAP Measures This presentation presents information about Apergy’s adjusted EBITDA, adjusted EBITDA margin, adjusted segment EBITDA, adjusted segment EBITDA margin, adjusted net income attributable to Apergy, adjusted diluted earnings per share attributable to Apergy, free cash flow, free cash flow to revenue ratio, and adjusted working capital which are non-GAAP financial measures made available as a supplement, and not an alternative, to the results provided in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The following pages include the reconciliation of each non-GAAP financial measure to its most directly comparable financial measure. Adjusted EBITDA and adjusted segment EBITDA are defined as, or as a result of, net income excluding income taxes, interest income and expense, depreciation and amortization expense, separation and supplemental benefit costs associated with the spinoff from Dover Corporation, royalty expense incurred only prior to the spinoff, environmental costs, intellectual property defense costs, extended filing costs, and restructuring and other related charges. Adjusted EBITDA margin and adjusted segment EBITDA are defined as adjusted EBITDA and adjusted segment EBITDA, respectively, divided by revenue. Adjusted net income attributable to Apergy and adjusted diluted earnings per share attributable to Apergy are defined as net income and earnings per share, respectively, excluding separation and supplemental benefit costs associated with20 the spinoff from Dover Corporation, royalty expense incurred only prior to the spinoff, environmental costs, and restructuring and other related charges. Adjusted working capital is defined as accounts receivable, plus inventory, less accounts payable. We believe adjusted working capital provides a meaningful measure of our operational results by showing changes caused by revenue or our operational initiatives. Free cash flow is defined as cash provided by operating activities minus capital expenditures. Free cash flow to revenue ratio is defined as free cash flow divided by revenue. References to net income, diluted earnings per share, adjusted net income and adjusted diluted earnings per share are exclusive of noncontrolling interests. These non-GAAP financial measures are included to help facilitate comparisons of Apergy’s operating performance across periods by excluding items that do not reflect the core operating results of our businesses. As such, Apergy’s management believes making available non-GAAP financial measures as a supplemental measurement to investors is useful because it allows investors to evaluate Apergy's performance using the same methodology and information used by Apergy management. This presentation also contains certain forward-looking non-GAAP financial measures, including adjusted EBITDA. Due to the forward-looking nature of the aforementioned non-GAAP financial measure, management cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures, such as net income. Accordingly, we are unable to present a quantitative reconciliation of such forward looking non- GAAP financial measures to their most directly comparable forward-looking GAAP financial measures. Amounts excluded from these non-GAAP measures in future periods could be significant. Management believes the aforementioned non-GAAP financial measures are good tools for internal use and the investment community in evaluating Apergy’s overall financial performance. 20 Copyright 2020 Apergy. All rights reserved.

Reconciliation from Net Income to Adjusted Net Income and Adjusted EBITDA (in millions, except earnings per share) Q1-20 Q4-19 Q1-19 Revenue $261.4 $247.7 $300.5 Net income (loss) attributable to Apergy $(659.5) $(1.8) $19.7 Pre-tax adjustments: Goodwill and long-lived asset impairment 682.8 - 1.7 Separation and supplemental benefit costs 0.4 0.3 0.8 Restructuring and other related charges 2.8 2.6 0.9 Acquisition costs 0.4 0.5 - ChampionX acquisition & integration costs 11.1 9.3 - Intellectual property defense 0.2 0.4 - Material weakness remediation costs 21 2.7 - - Extended filing costs - 2.8 - Tax impact of adjustments (38.1) (3.8) (0.8) Adjusted net income attributable to Apergy $2.8 $10.3 $22.3 Tax impact of adjustments 38.1 3.8 0.8 Net income attributable to non-controlling interest 0.3 0.2 0.3 Depreciation and amortization 29.8 30.3 29.9 Provision for income taxes (26.8) (9.0) 5.6 Interest expense, net 9.0 9.1 10.5 Adjusted EBITDA $53.3 $44.6 $69.4 Adjusted EBITDA margin 20.4% 18.0% 23.1% Diluted earnings per share attributable to Apergy: Reported $(8.51) $(0.02) $0.25 Adjusted $0.04 $0.13 $0.29 21 Copyright 2020 Apergy. All rights reserved. Note: Figures may not sum due to rounding.

Reconciliation from Segment Operating Profit to Adjusted Segment EBITDA Production & Automation Technologies Q1-20 Q4-19 Q1-19 Revenue $205.5 $203.6 $223.0 Operating profit $(674.1) $2.2 $13.1 Depreciation and amortization 27.6 28.0 27.3 Goodwill and long-lived asset impairment 682.8 - 1.7 Restructuring and other related charges 0.7 2.3 0.9 Acquisition costs 0.4 0.4 - Material weakness remediation costs 2.7 Extended filing costs - 2.8 - Adjusted EBITDA 22 $40.0 $35.7 $43.0 Adjusted EBITDA margin 19.5% 17.5% 19.3% ($ in ($ millions) Drilling Technologies Q1-20 Q4-19 Q1-20 Revenue $56.0 $44.1 $77.5 Operating profit $11.4 $8.6 $26.8 Depreciation and amortization 2.1 2.2 2.5 Restructuring and other related charges 2.1 0.2 - Intellectual property defense 0.2 0.4 - Adjusted EBITDA $15.8 $11.4 $29.3 Adjusted EBITDA margin 28.2% 25.9% 37.8% 22 Copyright 2020 Apergy. All rights reserved. Note: Figures may not sum due to rounding.

Reconciliation from Cash Provided by Operating Activities to Free Cash Flow (in millions) Q1-20 Q4-19 Q1-19 Cash provided by operating activities $29.2 $32.5 $19.9 Capital expenditures (7.5) (8.2) (9.7) Free cash flow $21.8 $24.3 $10.2 Free cash flow to revenue 23 8% 10% 3% 23 Copyright 2020 Apergy. All rights reserved. Note: Figures may not sum due to rounding.

Adjusted Working Capital Adjusted Working Capital Mar. 31, 2020 Dec. 31, 2019 Mar. 31, 2019 Receivables, net $218.9 $219.9 $258.9 Inventories, net 206.9 211.3 231.1 ($ in ($ millions) Accounts payable (118.8) (120.3) (131.3) Adjusted working capital $307.1 $310.9 $358.7 24 24 Copyright 2020 Apergy. All rights reserved. Note: Figures may not sum due to rounding.